                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            GREYHOUND LINES, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  398048108
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    Copy to:
                             Kristin S. Schloemer
                        Motor Coach Industries Limited
                               Mail Station 907
                            1850 N. Central Avenue
                            Phoenix, Arizona 85004
                                (602) 207-5801
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               January 13, 1995
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)
                             (Page 1 of 21 Pages)

_______________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1984 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 398048108                                          PAGE 2 OF 21 PAGES

- ----------------------------------------------------------------------------------------------
                  (1)    Name of Reporting Person S.S. or I.R.S. Identification No.
                         of Above Person
                         MOTOR COACH INDUSTRIES LIMITED
- ----------------------------------------------------------------------------------------------
                  (2)    Check the Appropriate Box if a Member of a Group*
                         (a)  [ ]
                         (b)  [ ]
                         N/A
- ----------------------------------------------------------------------------------------------
                  (3)    SEC Use Only
- ----------------------------------------------------------------------------------------------
                  (4)    Source of Funds*
                         WC, BK
- ----------------------------------------------------------------------------------------------
                  (5)    Check box if disclosure of legal proceedings is required pursuant to
                         items 2(d) or 2(e)      N/A                                      [ ]
- ----------------------------------------------------------------------------------------------
                  (6)    Citizenship or Place of Organization
                         Canada
- ----------------------------------------------------------------------------------------------
   Number of             (7)  Sole Voting Power               6,004,144
  Shares Bene-
                         ---------------------------------------------------------------------
    ficially             (8)  Shared Voting Power            000
    Owned by
                         ---------------------------------------------------------------------
  Each Report-           (9)  Sole Dispositive Power          6,004,144
   ing Person
                         ---------------------------------------------------------------------
      With               (10) Shared Dispositive Power        0000
- ----------------------------------------------------------------------------------------------
                  (11)   Aggregate Amount Beneficially Owned by Each Reporting Person
                         6,004,144
- ----------------------------------------------------------------------------------------------
                  (12)   Check Box if the Aggregate Amount in Row (11) Excludes
                         Certain Shares*      N/A                                         [ ]
- ----------------------------------------------------------------------------------------------
                  (13)   Percent of Class Represented by Amount in Row (11)
                         11.2%
- ----------------------------------------------------------------------------------------------
                  (14)   Type of Reporting Person
                         CO
- ----------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 398048108                                          PAGE 3 OF 21 PAGES

- ----------------------------------------------------------------------------------------------
                  (1)    Name of Reporting Person S.S. or I.R.S. Identification No.
                         of Above Person
                         TRANSPORTATION MANUFACTURING OPERATIONS, INC.
- ----------------------------------------------------------------------------------------------
                  (2)    Check the Appropriate Box if a Member of a Group*
                         (a)  [ ]
                         (b)  [ ]
                         N/A
- ----------------------------------------------------------------------------------------------
                  (3)    SEC Use Only
- ----------------------------------------------------------------------------------------------
                  (4)    Source of Funds*
                         WC, BK
- ----------------------------------------------------------------------------------------------
                  (5)    Check box if disclosure of legal proceedings is required pursuant to
                         items 2(d) or 2(e)                                           [ ] [ ]
                         N/A
- ----------------------------------------------------------------------------------------------
                  (6)    Citizenship or Place of Organization
                         Delaware
- ----------------------------------------------------------------------------------------------
   Number of             (7)  Sole Voting Power               6,004,144
  Shares Bene-
                         ---------------------------------------------------------------------
    ficially             (8)  Shared Voting Power             000
    Owned by
                         ---------------------------------------------------------------------
  Each Report-           (9)  Sole Dispositive Power          6,004,144
   ing Person
                         ---------------------------------------------------------------------
      With               (10) Shared Dispositive Power          000
- ----------------------------------------------------------------------------------------------
                  (11)   Aggregate Amount Beneficially Owned by Each Reporting Person
                         6,004,144 indirectly through subsidiaries
- ----------------------------------------------------------------------------------------------
                  (12)   Check Box if the Aggregate Amount in Row (11) Excludes
                         Certain Shares*         N/A                                      [ ]
- ----------------------------------------------------------------------------------------------
                  (13)   Percent of Class Represented by Amount in Row (11)
                         11.2% indirectly through subsidiaries
- ----------------------------------------------------------------------------------------------
                  (14)   Type of Reporting Person
                         CO
- ----------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 398048108                                           PAGE 4 OF 21 PAGES

- ----------------------------------------------------------------------------------------------
                  (1)    Name of Reporting Person S.S. or I.R.S. Identification No.
                         of Above Person
                         MOTOR COACH INDUSTRIES INTERNATIONAL, INC.
- ----------------------------------------------------------------------------------------------
                  (2)    Check the Appropriate Box if a Member of a Group*
                         (a)    [ ]
                         (b)    [ ]
                         N/A
- ----------------------------------------------------------------------------------------------
                  (3)    SEC Use Only
- ----------------------------------------------------------------------------------------------
                  (4)    Source of Funds*
                         WC, BK
- ----------------------------------------------------------------------------------------------
                  (5)    Check box if disclosure of legal proceedings is required pursuant to
                         items 2(d) or 2(e)   N/A                                     [ ] [ ]
- ----------------------------------------------------------------------------------------------
                  (6)    Citizenship or Place of Organization
                         Delaware
- ----------------------------------------------------------------------------------------------
   Number of             (7)  Sole Voting Power               6,004,144
  Shares Bene-
                         ---------------------------------------------------------------------
    ficially             (8)  Shared Voting Power             000
    Owned by
                         ---------------------------------------------------------------------
  Each Report-           (9)  Sole Dispositive Power          6,004,144
   ing Person
                         ---------------------------------------------------------------------
      With               (10) Shared Dispositive Power        000
- ----------------------------------------------------------------------------------------------
                  (11)   Aggregate Amount Beneficially Owned by Each Reporting Person
                         6,004,144 indirectly through subsidiaries
- ----------------------------------------------------------------------------------------------
                  (12)   Check Box if the Aggregate Amount in Row (11) Excludes
                         Certain Shares*          N/A                                      [ ]
- ----------------------------------------------------------------------------------------------
                  (13)   Percent of Class Represented by Amount in Row (11)
                         11.2% indirectly through subsidiaries
- ----------------------------------------------------------------------------------------------
                  (14)   Type of Reporting Person
                         CO
- ----------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 398048108                                          PAGE 5 OF 21 PAGES

- ----------------------------------------------------------------------------------------------
                  (1)    Name of Reporting Person S.S. or I.R.S. Identification No.
                         of Above Person
                         CONSORCIO G GRUPO DINA, S.A. DE C.V.
- ----------------------------------------------------------------------------------------------
                  (2)    Check the Appropriate Box if a Member of a Group*
                         (a)  [ ]
                         (b)  [ ]
                         N/A
- ----------------------------------------------------------------------------------------------
                  (3)    SEC Use Only
- ----------------------------------------------------------------------------------------------
                  (4)    Source of Funds*
                         WC, BK
- ----------------------------------------------------------------------------------------------
                  (5)    Check box if disclosure of legal proceedings is required pursuant to
                         items 2(d) or 2(e)      N/A                                      [ ]
- ----------------------------------------------------------------------------------------------
                  (6)    Citizenship or Place of Organization
                         United Mexican States
- ----------------------------------------------------------------------------------------------
   Number of             (7)  Sole Voting Power               6,004,144
  Shares Bene-
                         ---------------------------------------------------------------------
    ficially             (8)  Shared Voting Power            000
    Owned by
                         ---------------------------------------------------------------------
  Each Report-           (9)  Sole Dispositive Power          6,004,144
   ing Person
                         ---------------------------------------------------------------------
      With               (10) Shared Dispositive Power        0000
- ----------------------------------------------------------------------------------------------
                  (11)   Aggregate Amount Beneficially Owned by Each Reporting Person
                         6,004,144 indirectly through subsidiaries
- ----------------------------------------------------------------------------------------------
                  (12)   Check Box if the Aggregate Amount in Row (11) Excludes
                         Certain Shares*      N/A                                         [ ]
- ----------------------------------------------------------------------------------------------
                  (13)   Percent of Class Represented by Amount in Row (11)
                         11.2% indirectly through subsidiaries
- ----------------------------------------------------------------------------------------------
                  (14)   Type of Reporting Person
                         CO
- ----------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 398048108                                          PAGE 6 OF 21 PAGES

- ----------------------------------------------------------------------------------------------
                  (1)    Name of Reporting Person S.S. or I.R.S. Identification No.
                         of Above Person
                         GRUPO EMPRESARIAL G, S.A. DE C.V.
- ----------------------------------------------------------------------------------------------
                  (2)    Check the Appropriate Box if a Member of a Group*
                         (a)  [ ]
                         (b)  [ ]
                         N/A
- ----------------------------------------------------------------------------------------------
                  (3)    SEC Use Only
- ----------------------------------------------------------------------------------------------
                  (4)    Source of Funds*
                         WC, BK
- ----------------------------------------------------------------------------------------------
                  (5)    Check box if disclosure of legal proceedings is required pursuant to
                         items 2(d) or 2(e)                                           [ ] [ ]
                         N/A
- ----------------------------------------------------------------------------------------------
                  (6)    Citizenship or Place of Organization
                         United Mexican States
- ----------------------------------------------------------------------------------------------
   Number of             (7)  Sole Voting Power               6,004,144
  Shares Bene-
                         ---------------------------------------------------------------------
    ficially             (8)  Shared Voting Power             000
    Owned by
                         ---------------------------------------------------------------------
  Each Report-           (9)  Sole Dispositive Power          6,004,144
   ing Person
                         ---------------------------------------------------------------------
      With               (10) Shared Dispositive Power          000
- ----------------------------------------------------------------------------------------------
                  (11)   Aggregate Amount Beneficially Owned by Each Reporting Person
                         6,004,144 indirectly through subsidiaries
- ----------------------------------------------------------------------------------------------
                  (12)   Check Box if the Aggregate Amount in Row (11) Excludes
                         Certain Shares*         N/A                                      [ ]
- ----------------------------------------------------------------------------------------------
                  (13)   Percent of Class Represented by Amount in Row (11)
                         11.2% indirectly through subsidiaries
- ----------------------------------------------------------------------------------------------
                  (14)   Type of Reporting Person
                         CO
- ----------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 398048108                                          PAGE 7 OF 21 PAGES

- ----------------------------------------------------------------------------------------------
                  (1)    Name of Reporting Person S.S. or I.R.S. Identification No.
                         of Above Person
                         RAFAEL GOMEZ FLORES
- ----------------------------------------------------------------------------------------------
                  (2)    Check the Appropriate Box if a Member of a Group*
                         (a)    [X]
                         (b)    [ ]
- ----------------------------------------------------------------------------------------------
                  (3)    SEC Use Only
- ----------------------------------------------------------------------------------------------
                  (4)    Source of Funds*
                         WC, BK
- ----------------------------------------------------------------------------------------------
                  (5)    Check box if disclosure of legal proceedings is required pursuant to
                         items 2(d) or 2(e)   N/A                                         [ ] [ ]
- ----------------------------------------------------------------------------------------------
                  (6)    Citizenship or Place of Organization
                         United Mexican States
- ----------------------------------------------------------------------------------------------
   Number of             (7)  Sole Voting Power               6,004,144
  Shares Bene-
                         ---------------------------------------------------------------------
    ficially             (8)  Shared Voting Power             000
    Owned by
                         ---------------------------------------------------------------------
  Each Report-           (9)  Sole Dispositive Power          6,004,144
   ing Person
                         ---------------------------------------------------------------------
      With               (10) Shared Dispositive Power        000
- ----------------------------------------------------------------------------------------------
                  (11)   Aggregate Amount Beneficially Owned by Each Reporting Person
                         6,004,144 indirectly through subsidiaries of directly held parent corporation
- ----------------------------------------------------------------------------------------------
                  (12)   Check Box if the Aggregate Amount in Row (11) Excludes
                         Certain Shares*          N/A                                      [ ]
- ----------------------------------------------------------------------------------------------
                  (13)   Percent of Class Represented by Amount in Row (11)
                         11.2% indirectly through subsidiaries of directly held parent corporation
- ----------------------------------------------------------------------------------------------
                  (14)   Type of Reporting Person
                         IN
- ----------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 398048108                                         PAGE 8 OF 21 PAGES

- ----------------------------------------------------------------------------------------------
                  (1)    Name of Reporting Person S.S. or I.R.S. Identification No.
                         of Above Person
                         O. RAYMUNDO GOMEZ FLORES
- ----------------------------------------------------------------------------------------------
                  (2)    Check the Appropriate Box if a Member of a Group*
                         (a)    [X]
                         (b)    [ ]
- ----------------------------------------------------------------------------------------------
                  (3)    SEC Use Only
- ----------------------------------------------------------------------------------------------
                  (4)    Source of Funds*
                         WC, BK
- ----------------------------------------------------------------------------------------------
                  (5)    Check box if disclosure of legal proceedings is required pursuant to
                         items 2(d) or 2(e)   N/A                                     [ ] [ ]
- ----------------------------------------------------------------------------------------------
                  (6)    Citizenship or Place of Organization
                         United Mexican States
- ----------------------------------------------------------------------------------------------
   Number of             (7)  Sole Voting Power               6,004,144
  Shares Bene-
                         ---------------------------------------------------------------------
    ficially             (8)  Shared Voting Power             000
    Owned by
                         ---------------------------------------------------------------------
  Each Report-           (9)  Sole Dispositive Power          6,004,144
   ing Person
                         ---------------------------------------------------------------------
      With               (10) Shared Dispositive Power        000
- ----------------------------------------------------------------------------------------------
                  (11)   Aggregate Amount Beneficially Owned by Each Reporting Person
                         6,004,144 indirectly through subsidiaries of directly held parent corporation
- ----------------------------------------------------------------------------------------------
                  (12)   Check Box if the Aggregate Amount in Row (11) Excludes
                         Certain Shares*          N/A                                      [ ]
- ----------------------------------------------------------------------------------------------
                  (13)   Percent of Class Represented by Amount in Row (11)
                         11.2% indirectly through subsidiaries of directly held parent corporation
- ----------------------------------------------------------------------------------------------
                  (14)   Type of Reporting Person
                         IN
- ----------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 398048108                                          PAGE 9 OF 21 PAGES

- ----------------------------------------------------------------------------------------------
                  (1)    Name of Reporting Person S.S. or I.R.S. Identification No.
                         of Above Person
                         ALFONSO MIGUEL GOMEZ FLORES
- ----------------------------------------------------------------------------------------------
                  (2)    Check the Appropriate Box if a Member of a Group*
                         (a)  [X]
                         (b)  [ ]
- ----------------------------------------------------------------------------------------------
                  (3)    SEC Use Only
- ----------------------------------------------------------------------------------------------
                  (4)    Source of Funds*
                         WC, BK
- ----------------------------------------------------------------------------------------------
                  (5)    Check box if disclosure of legal proceedings is required pursuant to
                         items 2(d) or 2(e)      N/A                                      [ ]
- ----------------------------------------------------------------------------------------------
                  (6)    Citizenship or Place of Organization
                         United Mexican States
- ----------------------------------------------------------------------------------------------
   Number of             (7)  Sole Voting Power               6,004,144
  Shares Bene-
                         ---------------------------------------------------------------------
    ficially             (8)  Shared Voting Power            000
    Owned by
                         ---------------------------------------------------------------------
  Each Report-           (9)  Sole Dispositive Power          6,004,144
   ing Person
                         ---------------------------------------------------------------------
      With               (10) Shared Dispositive Power        0000
- ----------------------------------------------------------------------------------------------
                  (11)   Aggregate Amount Beneficially Owned by Each Reporting Person
                         6,004,144 indirectly through subsidiaries of directly held parent corporation
- ----------------------------------------------------------------------------------------------
                  (12)   Check Box if the Aggregate Amount in Row (11) Excludes
                         Certain Shares*      N/A                                         [ ]
- ----------------------------------------------------------------------------------------------
                  (13)   Percent of Class Represented by Amount in Row (11)
                         11.2% indirectly through subsidiaries of directly held parent corporation
- ----------------------------------------------------------------------------------------------
                  (14)   Type of Reporting Person
                         IN
- ----------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 398048108                                          PAGE 10 OF 21 PAGES

- ----------------------------------------------------------------------------------------------
                  (1)    Name of Reporting Person S.S. or I.R.S. Identification No.
                         of Above Person
                         ARMANDO GOMEZ FLORES
- ----------------------------------------------------------------------------------------------
                  (2)    Check the Appropriate Box if a Member of a Group*
                         (a)  [X]
                         (b)  [ ]
- ----------------------------------------------------------------------------------------------
                  (3)    SEC Use Only
- ----------------------------------------------------------------------------------------------
                  (4)    Source of Funds*
                         WC, BK
- ----------------------------------------------------------------------------------------------
                  (5)    Check box if disclosure of legal proceedings is required pursuant to
                         items 2(d) or 2(e)                                           [ ] [ ]
                         N/A
- ----------------------------------------------------------------------------------------------
                  (6)    Citizenship or Place of Organization
                         United Mexican States
- ----------------------------------------------------------------------------------------------
   Number of             (7)  Sole Voting Power               6,004,144
  Shares Bene-
                         ---------------------------------------------------------------------
    ficially             (8)  Shared Voting Power             000
    Owned by
                         ---------------------------------------------------------------------
  Each Report-           (9)  Sole Dispositive Power          6,004,144
   ing Person
                         ---------------------------------------------------------------------
      With               (10) Shared Dispositive Power          000
- ----------------------------------------------------------------------------------------------
                  (11)   Aggregate Amount Beneficially Owned by Each Reporting Person
                         6,004,144 indirectly through subsidiaries of directly held parent corporation
- ----------------------------------------------------------------------------------------------
                  (12)   Check Box if the Aggregate Amount in Row (11) Excludes
                         Certain Shares*         N/A                                      [ ]
- ----------------------------------------------------------------------------------------------
                  (13)   Percent of Class Represented by Amount in Row (11)
                         11.2% indirectly through subsidiaries of directly held parent corporation
- ----------------------------------------------------------------------------------------------
                  (14)   Type of Reporting Person
                         IN
- ----------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 398048108                                          PAGE 11 OF 21 PAGES

- ----------------------------------------------------------------------------------------------
                  (1)    Name of Reporting Person S.S. or I.R.S. Identification No.
                         of Above Person
                         GUILLERMO GOMEZ FLORES
- ----------------------------------------------------------------------------------------------
                  (2)    Check the Appropriate Box if a Member of a Group*
                         (a)    [X]
                         (b)    [ ]
- ----------------------------------------------------------------------------------------------
                  (3)    SEC Use Only
- ----------------------------------------------------------------------------------------------
                  (4)    Source of Funds*
                         WC, BK
- ----------------------------------------------------------------------------------------------
                  (5)    Check box if disclosure of legal proceedings is required pursuant to
                         items 2(d) or 2(e)   N/A                                     [ ] [ ]
- ----------------------------------------------------------------------------------------------
                  (6)    Citizenship or Place of Organization
                         United Mexican States
- ----------------------------------------------------------------------------------------------
   Number of             (7)  Sole Voting Power               6,004,144
  Shares Bene-
                         ---------------------------------------------------------------------
    ficially             (8)  Shared Voting Power             000
    Owned by
                         ---------------------------------------------------------------------
  Each Report-           (9)  Sole Dispositive Power          6,004,144
   ing Person
                         ---------------------------------------------------------------------
      With               (10) Shared Dispositive Power        000
- ----------------------------------------------------------------------------------------------
                  (11)   Aggregate Amount Beneficially Owned by Each Reporting Person
                         6,004,144 indirectly through subsidiaries of directly held parent corporation
- ----------------------------------------------------------------------------------------------
                  (12)   Check Box if the Aggregate Amount in Row (11) Excludes
                         Certain Shares*          N/A                                      [ ]
- ----------------------------------------------------------------------------------------------
                  (13)   Percent of Class Represented by Amount in Row (11)
                         11.2% indirectly through subsidiaries of directly held parent corporation
- ----------------------------------------------------------------------------------------------
                  (14)   Type of Reporting Person
                         IN
- ----------------------------------------------------------------------------------------------

ITEM 1 -- Security and Issuer

        This statement relates to shares of Common Stock, par value $0.01 per share, ("Shares") of Greyhound Lines, Inc., a Delaware corporation, ("GLI"). The principal executive offices of GLI are at 15110 N. Dallas Parkway, Suite 600, Dallas, Texas.



ITEM 2 -- Identity and Background

        (a) -- (c) and (f)      The Reporting Persons and their respective
places of organization or citizenship, principal business or occupation, and principal business address and principal office are as follows:

        1. Motor Coach Industries Limited ("MCIL") is a Federal Canada corporation. It designs, assembles, manufactures and sells intercity motor coaches. Its principal business address and offices are at 1149 St. Matthews Avenue, Winnipeg, Manitoba, Canada R3G 0J8.

        2. Transportation Manufacturing Operations, Inc. ("TMO") is a Delaware corporation. It designs, assembles, manufactures and sells intercity motor coaches, sells used intercity coaches and transit buses and sells after-market parts for coaches and buses. Its principal business address and offices are at 1850 North Central Avenue, Mail Station 910, Phoenix, Arizona 85004.

        3. Motor Coach Industries International, Inc. ("MCII") is a Delaware corporation. It designs, assembles, manufactures and sells intercity motor coaches, sells used intercity coaches and transit buses and sells after-market parts for coaches and buses. Its principal business address and offices are at 1850 North Central Avenue, Mail Station 910, Phoenix, Arizona 85004.

        4. Consorcio G Grupo Dina, S.A de C.V. ("Dina") is incorporated under the laws of the United Mexican States. It is a supplier of medium and heavy duty trucks, tractor trailers and intercity coaches, and also manufactures plastic components and distributes replacement parts for trucks and buses. Its principal business is located at Corredor Industrial s/n Cd. Fray Bernardino de Sahagun, Hgo. C.P. 43990 Mexico, and its executive offices are at Margaritas 433, Colonia Hacienda de Guadalupe Chimalistac, 01050, Mexico, D.F.

        5. Grupo Empresarial G, S.A. de C.V. ("Empresarial") is incorporated under the laws of the United Mexican States. It is a holding company for companies engaged in manufacturing and selling medium and heavy duty trucks and intercity and transit motor coaches and their replacement parts, real estate development, residential and commercial real estate construction and food related businesses. Its offices are at Blvd. Puerta de Hierro No. 5200, Piso 3, Fraccionamiento, Puerta de Hierro, Guadalajara, Jalisco, 45110 Mexico.

        The names, present principal occupation or employment, and business addresses of executive officers and directors of MCIL, TMO, MCII, Dina and Empresarial are listed in Schedule A hereto.



        6. Empresarial is owned by the following Reporting Persons, each of which is a citizen of the United Mexican States:

                (A)     Rafael Gomez Flores, who is a director of Empresarial,

                (B) O. Raymundo Gomez Flores, who is a director of Empresarial,

                (C)     Armando Gomez Flores, who is a director of Empresarial,

                (D) Alfonso Gomez Flores, who is a director of Empresarial, and

                (E) Guillermo Gomez Flores, who is a director of Empresarial.

        The business address of each of the Reporting Persons named in 6(A) --
        (E) is Blvd. Puerta de Hierro No. 5200, Piso 3, Fraccionamiento, Puerta de Hierro, Guadalajara, Jalisco, 45110 Mexico. In each case where such Reporting Person is a director or executive officer of MCIL, TMO, MCII, Dina or Empresarial, he is listed in Schedule A hereto.

The Reporting Persons listed in 6(A) -- (E) may be deemed to be the beneficial owners of Shares of GLI indirectly owned or controlled by Empresarial, which is the controlling shareholder of Dina, which owns 100% of the issued and outstanding shares of MCII, which owns 100% of the issued and outstanding shares of TMO, which owns 100% of the issued and outstanding shares of MCIL.

        (d) During the last five years, none of the Reporting Persons, and to the best of their knowledge none of the persons listed in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, none of the Reporting Persons, and to the best of their knowledge none of the persons listed in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



ITEM 3 -- Source and Amount of Funds or Other Consideration

        The amount of the funds used to purchase the Shares was $12,521,642.31 ($12,994,909.60 less the fees described in Item 5 (c) below). Of such amount, $10,773,464.81 was taken from working capital and $1,748,177.50 was drawn down by MCIL under its Revolving Credit Agreement with Royal Bank of Canada.



ITEM 4 -- Purpose of Transaction

        The principal purpose of the acquisition of the Shares is investment. From time to time the Reporting Persons may acquire additional Shares or dispose of Shares through open market or privately negotiated transactions depending on existing market and economic conditions. The Reporting Persons intend to review the investment on a continuing basis and, depending on the price, subsequent developments effecting GLI, GLI's business and prospects, other investments and business opportunities available to the Reporting Persons, and other factors considered relevant, may decide to decrease or increase the size of their investment in GLI. The Reporting Persons are supportive of the Issuer's current management and announced corporate strategies and performance, and at the present time have no plans to seek to participate in or attempt to change any of the foregoing. Except as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions set forth in (a) through (j) of Item 4.



ITEM 5 -- Interest in Securities of the Issuer

        (a) MCIL purchased and beneficially owns, and the remaining Reporting Persons beneficially own or may beneficially own, 6,004,144 Shares, which represent approximately 11.2% of the outstanding Shares. George W. Aucott, an executive officer of MCII and a director of MCII and TMO, indirectly owns 3,000 Shares (less than 1% of the outstanding Shares) through his wife. John R. Nasi, an executive officer and director of MCIL, TMO and MCII, owns 9,000 Shares directly and 1,000 Shares indirectly (aggregating less than 1% of the outstanding Shares). Except as set forth above, to the best of the Reporting Persons' knowledge, none of the persons named in Item 2 owns any Shares.

        (b) The Reporting Persons have sole voting and disposition power over the 6,004,144 Shares purchased by MCIL.

        (c) On January 13, 1995, MCIL purchased 6,004,144 Shares at a price per Share of $2.15. Shares were issued by GLI. MCIL purchased the Shares as the designee of TMO pursuant to an agreement between TMO and GLI that TMO or its designee would purchase up to 6,395,000 Shares ("Committed Shares") not subscribed for pursuant to GLI's rights offering to its shareholders of record on November 29, 1994. In consideration for TMO's commitment to purchase the Committed Shares, GLI paid TMO a commitment fee of one percent of the aggregate exercise price for the aggregate number of Committed Shares, and a fee equal to three per cent of the aggregate exercise price of the number of Committed Shares actually purchased. On December 21, 1994 John R. Nasi sold (transferred by gift) 1,000 Shares each to his three sons, such Shares having been previously purchased at $1.875 per Share.

        (d)     Not Applicable.

        (e)     Not Applicable.



ITEM 6 -- Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        The Reporting Persons are not parties to any contracts, agreements, understandings or relationships with respect to any securities of GLI.



ITEM 7 -- Material to be Filed as Exhibits

        1.      Joint Filing Agreement relating to the joint filing of the
                Schedule 13D

        2.      Power of Attorney from Dina

        3. Power of Attorney from Empresarial, Rafael Gomez Flores, O. Raymundo Gomez Flores, Armando Gomez Flores, Alfonso Gomez Flores and Guillermo Gomez Flores



SIGNATURES

        After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.



DATED: January 23, 1995



MOTOR COACH INDUSTRIES LIMITED

TRANSPORTATION MANUFACTURING OPERATIONS, INC.

MOTOR COACH INDUSTRIES INTERNATIONAL, INC.



By /s/ Kristin S. Schloemer
   ------------------------
       Kristin S. Schloemer

       Vice President, General Counsel and Secretary





CONSORCIO G GRUPO DINA, S.A. de C.V.

GRUPO EMPRESARIAL G, S.A. de C.V.

Rafael Gomez Flores

O. Raymundo Gomez Flores

Armando Gomez Flores

Alfonso Gomez Flores

Guillermo Gomez Flores



By /s/ Kristin S. Schloemer
   ------------------------
       Kristin S. Schloemer

       As Attorney-in-Fact

                                                                      SCHEDULE A





                         MOTOR COACH INDUSTRIES LIMITED

                        EXECUTIVE OFFICERS AND DIRECTORS

                                PRESENT PRINCIPAL
                                OCCUPATION OR                           BUSINESS
NAME                            EMPLOYMENT                              ADDRESS
- ----                            -----------------                       --------
John R. Nasi                    President and Chief Executive           1850 N. Central Ave.
                                Officer                                 Phoenix, AZ 85004

Truman W. Netherton             Group Executive Vice President-         10 E. GolfRd.
                                North American Coach                    Des Plaines, IL 60016

Robert J. Munro                 Executive Vice President-               1475 Clarence Ave.
                                General Manager                         Winnipeg, MAN R3T 1T5

Ronald S. Matthews              Vice President-Controller               1149 St. Matthews Ave.
                                                                        Winnipeg, MAN R3G 0J8



Ronald S. Matthews              Director                                1149 St. Matthews Ave.
                                                                        Winnipeg, MAN R3G 0J8

Robert J. Munro                 Director                                1475 Clarence Ave.
                                                                        Winnipeg, MAN R3T 1T5

John R. Nasi                    Director                                1850 N. Central Ave.
                                                                        Phoenix, AZ 85004

                                                             SCHEDULE A (Contd.)



                   MOTOR COACH INDUSTRIES INTERNATIONAL, INC.

                        EXECUTIVE OFFICERS AND DIRECTORS

                                PRESENT PRINCIPAL
                                OCCUPATION OR                           BUSINESS
NAME                            EMPLOYMENT                              ADDRESS
- ----                            -----------------                       --------
George W. Aucott                Chairman of the Board and               1850 N. Central Ave.
                                Chief Executive Officer                 Phoenix, AZ 85004

John R. Nasi                    President and Chief Operating           Same as above
                                Officer

Jeffry W. Sanders               Vice President-Controller               Same as above

Jerry W. Bost                   President and Chief Operating           105 East Oakton St.
                                Officer - North American                Des Plaines, IL 60018
                                Service Parts

Truman W. Netherton             Group Executive Vice President-         10 E. Golf Rd.
                                North American Coach                    Des Plaines, IL 60016

George W. Aucott                        Director                        1850 N. Central Ave.
                                                                        Phoenix, AZ 85004

John R. Nasi                            Director                        Same as above

Alejandro Giordano Trejo                Director                        Consorcio G. Grupo Dina, S.A. de C.V.
                                                                        Margaritas No. 433
                                                                        Colonia Hacienda de Guadalupe Chimalistac
                                                                        01050, Mexico, D.F. Mexico

Francisco Javier Rion                   Director                        Same as above

Jose Luis Olvera Cabellero              Director                        Same as above

Jose Manuel Canal                       Director                        Same as above

Armando Gomez Flores                    Director                        Grupo Empresarial G., S.A. de C.V.
                                                                        Blvd. Puerta de Hierro, 5200, Piso 3
                                                                        Fraccionamiento Puerta de Hierro
                                                                        Zapopan, Jalisco 45110 Mexico

Rafael Gomez Flores                     Director                        Same as above

Wilfrido Gonzalez                       Director                        Same as above

O. Raymundo Gomez Flores                Director                        Same as above

                                                             SCHEDULE A (Contd.)

                      CONSORCIO G GRUPO DINA, S.A. DE C.V.

                        EXECUTIVE OFFICERS AN DIRECTORS

                                        PRESENT PRINCIPAL
                                        OCCUPATION OR                   BUSINESS
NAME                                    EMPLOMENT                       ADDRESS
- ----                                    -----------------               --------
Rafael Gomez Flores                     President                       Margaritas No. 433
                                                                        Colonia Hacienda de Guadelupe
                                                                        Chimalistac, 01050, Mexico,
                                                                        D. F. Mexico

Alejandro Giordano Trejo                Chief Executive Officer         Same as above

Jose Luis Olvera Caballero              Director of Finance &           Same as above
                                        Administration

Jose Manuel Canal Cueva                 Director of Sales &             Same as above
                                        Marketing

Augusto Rodriquez Rubio                 Director of Purchasing          Same as above

Francisco Javier Rion Del Olmo          Director of Production          Same as above

Rafael Gomez Flores                     Chairman                        Same as above

Armando Gomez Flores                    Director                        Same as above

Omar Raymundo Gomez Flores              Director                        Same as above

Joan Ginebra Torra                      Director                        Same as above

Ernesto Moya Pedrola                    Director                        Same as above

Alejandro Giordano Trejo                Director                        Same as above

Alejandro Cumming Soliveras             Director                        Same as above

Wilfrido Gonzalez Balboa                Director                        Same as above

                                                             SCHEDULE A (Contd.)

                       GRUPO EMPRESARIAL G, S.A. DE C.V.

                        EXECUTIVE OFFICERS AND DIRECTORS

                                        PRESENT PRINCIPAL
                                        OCCUPATION OR                   BUSINESS
NAME                                    EMPLOYMENT                      ADDRESS
- ----                                    -----------------               --------
O. Raymundo Gomez Flores                Director                        Blvd. Puerta de Hierro No. 5200
                                                                        Fraccionamiento Puerta de Hierro
                                                                        Zapopan, Jalisco 45110 Mexico

Armando Gomez Flores                    Director                        Same as above

Rafael Gomez Flores                     Director                        Same as above

Alfonso Miguel Gomez Flores             Director                        Same as above

Guillermo Gomez Flores                  Director                        Same as above

Juan Gargallo Costa                     Director                        Same as above

Ernesto Moya Pedrola                    Director                        Same as above

Antonio Mijares Ricci                   Director                        Same as above

Wilfrido Gonzalez Balboa                Director General                Same as above

Efrin Hernandez                         Director of Aministration
                                        & Finance                       Same as above